Exhibit 99.1

QIWI Announces 2013 Annual General Meeting

MOSCOW, RUSSIA – August 12, 2013 – QIWI plc’s (NASDAQ: QIWI) (“QIWI” or the “Company”) 2013 annual general meeting of shareholders (“AGM”) will be held on Thursday August 22, 2013 at 10.00 am (MSK) at Salon De Gusto, bldg. 2, Petrovsky pereulok 10, 107031.

Only shareholders of record at the close of business on July 4, 2013 are entitled to receive notice and to vote at the AGM and any adjourned meeting. Holders of the Company’s American Depositary Shares (“ADS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the AGM.

At the AGM, the following items will be submitted for shareholder approval:

1.	to reappoint Ernst & Young LLC as the Company’s auditors; and

2.	to elect Mr. Nilesh Lakhani as an independent director of QIWI’s board of directors.

Further details on the agenda, the nominee to the board of directors and procedural matters related to the AGM have been made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 13 million virtual wallets, over 165,000 kiosks and terminals, and enabled over 47,000 merchants to accept over RUB 41 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Investor Relations

+7.499.709.0192

ir@qiwi.com